Exhibit 99.2
                Press Release dated December 17, 1998

























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SPECTRUM
INFORMATION TECHNOLOGIES, INC.

CONTACT: For Media Only:                 Investors:
         Jon M. Gerber                   Spectrum Information Technologies, Inc.
         Spectrum Information            Investor Relations
           Technologies, Inc.            Tel:  (914) 251-1800 ext. 182
         Tel: (914) 251-1800 ext. 112

                          Spectrum Will Change Name to
                                 Siti-Sites.com;
                         Announces Additional Investment

     PURCHASE, NY December 17, 1998. Spectrum Information Technologies, Inc. (OTC BB: SITI) reported today that it intends to change its corporate name to Siti-Sites.com, Inc. as it changes its direction to Internet marketing. Formal approval for the name change will be obtained in the next few months, as holders of two-thirds of the Company's common stock have indicated prior approval.

     Lawrence M. Powers, Spectrum's newly appointed Chairman and Chief Executive Officer, stated, "Siti-Sites.com is an appropriate name for our new strategy focusing on Internet marketing." Mr. Powers became the Company's CEO in connection with a $700,000 total equity investment which he led with a 70% participation. In an announcement earlier this week, Spectrum named a new Board of Directors and two new corporate officers, and stated that the new management team is currently considering several marketing projects. Mr. Powers said today that, "Siti-Sites.com plans to develop a business structure that utilizes database and direct marketing technologies, applying them to Internet businesses to drive revenues."

     The Company also announced that Robert Ingenito had become a participant with Mr. Powers, investing $100,000 in the Company, and has joined its Board of Directors. The Company sold to Mr. Ingenito 500,000 shares of common stock and an option pursuant to which he may purchase an additional 300,000 shares for $0.15 per share, a then participation equivalent to a new director-investor, Reese Schonfeld, described in the earlier announcement.

     Mr. Powers stated, "Bob Ingenito is also a successful entrepreneur. We are fortunate to have him invest in the Company and join our Board."

     Mr. Ingenito has for over 25 years been a key figure in developing the list industry and direct marketing business, using databases and programs for Intranet and Internet applications. He founded several companies in these fields, and he was president and a director of Acxiom Corp. (NYSE: ACXM), now a $700 million database company, at its inception in the 1980s as CCX Network. Mr. Ingenito now owns and manages Access Communications Systems, a specialized transactional mail company, and Access Direct Systems, a high volume direct-mail company, with total revenues over $35 million. Mr. Powers was also a CCX Network director when Mr. Ingenito was president, and has been a consultant in its initial public offering.

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Siti-Sites.com
December 17, 1998
Page 2


     This  press  release  contains   statements  that  are   "forward-looking,"
including those concerning the Company's new management and intended business direction. There can be no assurance that Spectrum's new management team can successfully implement an Internet marketing strategy. There are many risks associated with this strategy, including the Company's ability to attract and retain skilled managerial and technical staff, its low capitalization and its ability to raise additional capital if necessary.

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